March 13, 2020

Robert Mermelstein
President
Amcor Finance (USA), Inc.
2801 SW 149th Avenue, Suite 350
Miramar, FL 33027

       Re: Amcor plc
           Registration Statement on Form S-1
           Filed March 9, 2020
           File No. 333-237037

Dear Mr. Mermelstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Mimma Barila, Esq.